                                                                                    Jan. 30, 2018

U.S. Securities & Exchange Commission

3 World Financial Center

New York, NY 10281

Attn:  Megan Miller

Re: Bertolet Capital Trust (registrant)  File 811-21291

Dear Ms. Miller,

This letter is in response to your question to me on Jan. 10, 2018 regarding my letter to you dated Dec. 11, 2017. You inquired whether the recapture balance of $57,915 (on the NAV report labeled as a negative receivable from Advisor representing fees waived & expenses reimbursed by advisor that were subsequently recaptured) was available to advisor at Dec. 31, 2016.

According to Mutual Shareholder Services, Pinnacle Value Fund accountant, there are no accumulated fees waived or expenses left to be reimbursed so the  “Advisor had no recoupment in 2016 and $0 available for recoupment at Dec. 31, 2016” as shown in Note 3 of the 2016 Annual Report.  The recapture balance of $57,915 was already recouped in prior years and is available to advisor which has chosen to leave it on the books to offset any fees waived or expenses reimbursed that may be incurred in future years should AUM decline for example.

Fund auditors, Tait Weller Baker, have concurred with this accounting treatment in prior audits.

Registrant acknowledges that:

1.

Registrant is responsible for adequacy & accuracy of  filings reviewed by the staff; and

2.

Changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and

3.

Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under United States federal securities laws.

If you have any questions or comments, please call me at 212-605-7100. Thank you very much.

                                                                           Sincerely,

                                                               /s/       John E.  Deysher